AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

31 January 2002

02015501

SUPPL

02 MAR -1 AM 8:41

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 28 January 2002, Re: Amsteel Corporation Berhad ("Amsteel") - Proposed disposal by Amsteel Securities (M) Sdn. Bhd., a 83.78% owned subsidiary of Amsteel, to Affin-UOB Holdings Sdn. Bhd. of its stock broking business and certain assets for a total cash consideration of RM42.253 million for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Submitting Merchant Bank (if applicable)	:	OSK SECURITIES BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	Leona Ng
* Designation	:	Assistant Manager

* Type : ● Announcement ○ Reply to query

* Subject :

**AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR THE "COMPANY")
PROPOSED DISPOSAL BY AMSTEEL SECURITIES (M) SDN. BHD. ("AMS"), A 83.78% OWNED SUBSIDIARY OF AMSTEEL, TO AFFIN-UOB HOLDINGS SDN BHD ("AFFIN-UOB") OF ITS STOCK BROKING BUSINESS AND CERTAIN ASSETS FOR A TOTAL CASH CONSIDERATION OF RM42.253 MILLION ("PROPOSED DISPOSAL")**

* Contents :-

1. INTRODUCTION

On behalf of the Board of Directors of Amsteel ("Board"), OSK Securities Berhad ("OSK") wishes to announce that on 28 January 2002, AMS had entered into a sale and purchase agreement with Affin-UOB to dispose of its stock broking business and certain of its assets ("Agreement").

Further details on the Proposed Disposal are set out in the ensuing paragraphs.

2. THE PROPOSED DISPOSAL

2.1 Details of the Proposed Disposal

Pursuant to the Agreement, AMS would dispose of the following:-

(a) the stock broking business, including the Dealer's License of AMS and all activities that have been approved by the Securities Commission ("SC") including goodwill, clients of AMS and its subsidiaries with trading accounts as at the date of the Agreement ("Clients"), all lists, data and particulars of Clients, sales records, correspondence, statements and all other documents and manuals maintained by AMS relating to the business ("Business"), for a cash consideration of RM40,000,000; and

(b) the rights, interest and assets utilised for the operation or management of the Business which includes shares in Amsteel Equity Nominees (Asing) Sdn. Bhd. ("AENA") and Amsteel Equity Nominees (Tempatan) Sdn. Bhd. ("AENT") and certain fixed assets of AMS ("Assets") for a cash consideration of RM2,253,000. Further details on the Assets are disclosed under section 4 of this announcement.

The fixed assets (excluding electrical fittings and renovation) shall be subject to verification as to title, existence and condition (fair wear and tear excepted) by an independent firm of auditors appointed by Affin-UOB at their own cost within one (1) month from the submission of the applications to authorities as set out in paragraph 8 or such other date as may be agreed.

In the event the auditors are of the reasonable opinion that the title of the fixed assets (excluding electrical fittings and renovation) is not satisfactorily established and/or the condition of any of the fixed assets (excluding electrical fittings and renovation) does not permit the same to be used in the manner customary to the nature of the particular fixed asset, the value of the purchase price for the fixed assets shall be revised in the event the amount to be written down exceeds the sum of RM70,000 by a sum equivalent to the excess sum only.

It is the intention of the parties to the Agreement that upon the completion of the Proposed Disposal, the stock broking business of AMS will be merged with the stock broking business of Affin-UOB Securities Sdn. Bhd. ("AUSB") whereby the dealer's licence of AMS shall be surrendered to the SC and in its place AUSB shall apply to the SC for a new licence to operate the business of AMS as a branch.

The Business and Assets of AMS would be disposed of to Affin-UOB free from all liens, pledges, charges or encumbrances and equities whatsoever subject to the terms and conditions set out in paragraph 2.3 below.

2.2 Disposal consideration

The consideration of RM42,253,000 comprising RM40,000,000 for the Business and RM2,253,000 for the Assets was arrived at after negotiation on a willing buyer-willing seller basis and after taking into account the sluggish and unpredictable performance of the Malaysian stock market.

The consideration of AENT and AENA shall be based on the value of its paid-up share capital of RM2 each amounting to a total of RM4, whilst the fixed assets shall be based on their net book value as at 31 December 2001 of RM2,252,996.

The aggregate cash consideration shall be paid by Affin-UOB in cash in the following manner:-

(a) upon execution of the Agreement, the sum of RM4,225,300 being ten per centum (10%) of the consideration as deposit and part payment ("Deposit") to Affin-UOB's solicitors, Messrs Azzat & Izzat ("Stakeholder") as stakeholder. The Stakeholder shall place the Deposit in an interest bearing account to be released upon completion of the Proposed Disposal; and

(b) the balance of the consideration of RM38,027,700 shall be paid upon completion of the Proposed Disposal.

2.3 Other Salient Terms of the Agreement

The other salient terms of the Agreement are as follows:-

(i) Affin-UOB will hold the Malaysian Exchange of Securities Dealings & Automated Quotation Bhd. ("MESDAQ") license on behalf of AMS and will collect and pay over to AMS any monies that may be distributed or received as compensation from MESDAQ or any relevant authority as a result of the merger of MESDAQ with the Kuala Lumpur Stock Exchange ("KLSE"). In addition, Affin-UOB has also agreed to pay over or pass on any monies, shares or any other benefits that is directly attributable to AMS that may be distributed as a result of the demutualisation of the KLSE, provided that such demutualisation shall take place within five (5) years from the completion date of the Proposed Disposal;

(ii) not less than eighty per cent (80%) in number of the Commissioned Dealer's Representatives ("CDRs") existing as at the date of the Agreement who, amongst them contributed in aggregate not less than sixty per cent (60%) of the gross revenue generated for the year ended 31 December 2001 shall sign in escrow the standard remisiers agreement with AUSB on similar terms and conditions that they currently enjoy;

(iii) within fourteen (14) days of the Agreement, AMS shall assist AUSB to approach the CDRs and salaried dealer's representatives, save and except for Dato Hj Abdul Rahim bin Mohd Ibrahim and Mr. Ee Beng Guan, to arrange for the en bloc transfer of their dealing licenses and Clients to AUSB in the manner as may be required by SC and KLSE;

(iv) in the event any one or more of the conditions precedent as set out in paragraph 8 is/are not fulfilled within four (4) months from the date of the Agreement or within such longer period as the parties may agree, the Agreement shall be terminated whereupon the Stakeholder shall, within seven (7) days of the date of notice thereof issued jointly by Affin-UOB and AMS, release to Affin-UOB the Deposit together with interest accruing thereon and thereafter neither party shall have any claim against the other;

(v) the tenancy agreements for the places of business of AMS will be novated to AUSB and AMS will take all necessary action to secure the consent of the landlords to such novation; and

(vi) within thirty (30) days of the Agreement, Affin-UOB shall cause AUSB to issue conditional letters of employment to the employees of AMS which contains such terms and conditions as shall be no less favourable to their existing terms of employment with AMS and which recognises the past service records of the employees by taking into account their respective dates of commencement of employment with AMS, and where applicable, their earlier years of employment with the companies related to AMS and/or associates of AMS.

3. INFORMATION ON AMS

AMS was incorporated as a private limited company under the Companies Act, 1965 on 8 October 1979 under the name of Soo & Chin Securities Sendirian and is licensed by the Minister of Finance to carry out stock and share broking business. AMS assumed its current name, Amsteel Securities (M) Sdn. Bhd., on 11 September 1995.

AMS has 5 wholly-owned subsidiaries, namely Amsteel Equity Realty (M) Sdn. Bhd., Amsteel Asset Management (M) Sdn. Bhd., Amsteel Research (M) Sdn. Bhd., AENT and AENA (collectively referred to as the "AMS Group"). The principal activities of the subsidiaries of AMS are that of property investment and management, investment management, investment research and provision of nominee services.

Presently, the authorised share capital of AMS is RM200,000,000 comprising 200,000,000 ordinary shares of RM1.00 each, of which 185,000,000 ordinary shares of RM1.00 each are issued and fully paid-up.

For the financial year ended 30 June 2001, AMS recorded an audited consolidated turnover of RM12.9 million and consolidated loss after tax of RM51.9 million. The audited consolidated net tangible assets ("NTA") of AMS as at 30 June 2001 is RM160.9 million.

4. INFORMATION ON THE ASSETS

4.1 Information on AENT

AENT was incorporated as a private limited company under the Companies Act, 1965 on 23 March 1992. Its principal activity is the provision of nominees services.

Presently, the authorised share capital of AENT is RM100,000 comprising 100,000 ordinary shares of RM1.00 each, of which 2 ordinary shares of RM1.00 each are issued and fully paid-up.

For the financial year ended 30 June 2001, AENT recorded an audited turnover of RM719 and loss after tax of RM886. The audited NTA of AENT as at 30 June 2001 is RM65,558.

The original cost and date of investment of AENT by AMS are RM2 and 9 April 1993, respectively.

4.2 Information on AENA

AENA was incorporated as a private limited company under the Companies Act, 1965 on 5 February 1991. Its principal activity is the provision of nominees services.

Presently, the authorised share capital of AENA is RM25,000 comprising 25,000 ordinary shares of RM1.00 each, of which 2 ordinary shares of RM1.00 each are issued and fully paid-up.

For the financial year ended 30 June 2001, AENA recorded an audited loss after tax of RM1,035. The audited net liabilities of AENA as at 30 June 2001 is RM8,305.

The original cost and date of investment of AENA by AMS are RM2 and 9 April 1993, respectively.

4.3 Information on certain fixed assets

The details on the fixed assets to be disposed of are as set out in **Table 1.**

The net book value of the fixed assets based on the audited accounts as at 30 June 2001 is RM3.46 million.

The aggregate original cost of investment of the fixed assets is approximately RM15.33 million. The fixed assets were acquired in the normal course of business.

5. INFORMATION ON AFFIN-UOB AND AUSB

Affin-UOB was incorporated as a private limited company under the Companies Act, 1965 on 19 June 1997. Affin-UOB is an investment holding company jointly owned by Affin Holdings Berhad ("Affin") and United Investment Limited ("UIL"), a subsidiary of United Overseas Bank Limited, a company incorporated in Singapore, on a 55:45 basis respectively. Affin is a company listed on the Main Board of the KLSE whereas UIL is a limited company incorporated in Singapore. The authorised and issued and paid-up share capital of Affin-UOB is RM100,000,000 comprising 100,000,000 ordinary shares of RM1.00 each.

AUSB is Affin-UOB's wholly-owned subsidiary. AUSB was incorporated as a private limited company under the Companies Act, 1965 on 15 May 1997. The principal activity of AUSB is stock broking. The authorised and issued and paid-up share capital of AUSB is RM100,000,000 comprising 100,000,000 ordinary shares of RM1.00 each.

6. RATIONALE FOR THE PROPOSED DISPOSAL

The Proposed Disposal is an integral part of the Amsteel and its subsidiaries' ("Amsteel Group") proposed corporate and debt restructuring scheme as announced on 5 July 2000 and 8 October 2001 to rationalise the financial position of the Amsteel Group and to streamline its core businesses. The Proposed Disposal will result in an estimated cash inflow to AMS of RM42.253 million, which will be utilised to pay the creditors of AMS and to defray the estimated expenses of the Proposed Disposal of approximately RM0.5 million.

7. EFFECTS OF THE PROPOSED DISPOSAL

The effects of the Proposed Disposal are as follows:-

7.1 **Share Capital and Shareholding Structure**

The Proposed Disposal will not have any effect on the issued and paid-up share capital and shareholding structure of Amsteel.

7.2 **Earnings**

Barring unforeseen circumstances, and based on the assumption that, inter-alia, the Proposed Disposal is completed by 30 June 2002, the Directors of Amsteel forecast that the Proposed Disposal is expected to result in an estimated gain of RM20.3 million to the Amsteel Group for the financial year ending 30 June 2002 (net of estimated expenses amounting to RM0.5 million), which would translate to an increase in the consolidated after tax earnings per Amsteel share of approximately 1.6 sen.

7.3 **NTA**

Based on the audited consolidated balance sheet of Amsteel as at 30 June 2001, the disposal consideration of RM42.253 million and estimated expenses of RM0.5 million, the proforma effects on the consolidated net tangible liabilities per Amsteel share, had the Proposed Disposal been effected on that date, is expected to be an improvement of 2.5 sen per share as a result of the estimated gain from the Proposed Disposal.

8. APPROVALS REQUIRED

The agreement for the Proposed Disposal is conditional upon approvals being obtained from the following:-

(a) SC for the Proposed Disposal and for a variation of AUSB's dealer's licence for the establishment of the Business as one of its branches;

(b) KLSE including the application by AUSB for the establishment of a branch office to operate the Business;

(c) Foreign Investment Committee;

(d) shareholders of Amsteel and AMS;

(e) the approval of the High Court to vest the assets of AENT and AENA in AUSB (if required); and

(f) any other relevant authorities, including the Monetary Authority of Singapore (if required).

9. COMPLIANCE WITH THE SC GUIDELINES

The Proposed Disposal is in compliance with the SC's Policies and Guidelines on Issue/Offer of Securities.

10. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim, a representative of Lembaga Tabung Angkatan Tentera ("LTAT") on the Board of Amsteel, does not consider himself independent in respect of the Proposed Disposal as LTAT is a major shareholder of Amsteel and Affin.

As at 28 January 2002, Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim does not hold any shares in Amsteel.

Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim is deemed interested in the Proposed Disposal and accordingly, he has abstained and will continue to abstain from all deliberations at the Board meetings of Amsteel held to consider the Proposed Disposal.

As at 28 January 2002, LTAT holds 264,505,413 ordinary shares of RM1.00 each in Amsteel representing approximately 21.0% of the equity interest therein.

LTAT is deemed interested in the Proposed Disposal and accordingly, LTAT will abstain from voting on the resolution for the Proposed Disposal in respect of its direct and indirect shareholdings in Amsteel at the extraordinary general meeting to be convened.

Save as disclosed above, to the best knowledge of the Directors of Amsteel, none of the other directors or major shareholders of Amsteel or any persons connected with the directors or major shareholders of Amsteel has any interest, direct or indirect, in the Proposed Disposal.

11. ADVISERS

The Board has appointed OSK as the adviser for the Proposed Disposal. Subject to the approvals of the relevant authorities, the Board has also appointed Arab-Malaysian Merchant Bank Berhad as the independent adviser to the Independent Directors and minority shareholders of Amsteel in respect of the Proposed Disposal.

12. STATEMENT BY THE BOARD OF DIRECTORS

The Directors, after careful deliberation, are of the opinion that the Proposed Disposal is in the best interest of Amsteel and that the terms are fair and reasonable.

13. APPLICATION TO THE RELEVANT AUTHORITIES

Application to the relevant authorities for the Proposed Disposal shall be made within one (1) month from the date of this announcement.

This announcement is dated 28 January 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 – Details of the fixed assets to be disposed

Asset Description	Purchase Price RM
Computer Software	157,490
Computer Hardware & Accessories	155,205
Furniture and Fittings	520,602
Office Equipment	490,102
Renovation	445,442
Electrical Fittings	427,964
Air Conditioners	37,971
Motor Vehicles	18,220
Total	**2,252,996**